Exhibit 99.3                                                                   1
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Agenda of the Special Meeting of Preference Shareholders

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT
Hof an der Saale

Invitation to the Special Meeting of Preference Shareholders

-  ISIN: DE 0005785836 // Securities Identification Number 578 583 -
-  ISIN: DE 000A0DRW61 // Securities Identification Number A0DRW6 -
- ISIN: US 3580292056 // American Depository Receipts Identification Number 903 780 -




We hereby invite our preference shareholders to the

Special Meeting of Preference Shareholders

to be held at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, following the General Meeting on Tuesday, May 24, 2005 at 10 a.m.


Agenda


Consent to a resolution of the Ordinary General Meeting of Fresenius Medical Care Aktiengesellschaft of the same day concerning revocation of the previous authorized Capital I and the creation of new authorized Capital I and a corresponding modification of the Articles of Association.

For the effectiveness of the resolution taken on Agenda item 8 of the Ordinary General Meeting of Fresenius Medical Care Aktiengesellschaft of the same day, the consent of the preference shareholders is required.

The Management Board and Supervisory Board propose that the preference shareholders consent to the following resolution on Agenda item 8, passed by the Ordinary General Meeting on May 24, 2005.

The resolution to which consent is intended to be given is as follows:

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     a)   The Authorized Capital I in Article 4 (3) of the Articles of
          Association will be cancelled with effect from the time of the entry of the new Authorized Capital I specified below:

     b) The Management Board is authorized, in the period up to May 23, 2010, with the approval of the Supervisory Board, to increase, on one or more occasions, the capital of the corporation by up to a total of Euro 30,720,000.00 for cash by the issue of new non-voting bearer preference shares (Authorized Capital I). The number of shares must increase in the same proportion as the capital. The Management Board is further authorized, with the approval of the Supervisory Board, to decide on the exclusion of shareholders' pre-emption rights. Exclusion of pre-emption rights is admissible, however, only for fractional amounts. The new shares may also be taken up by financial institutions to be specified by the Management Board, with the obligation to offer them to the shareholders (indirect pre-emption rights). The Management Board is further authorized, with the approval of the Supervisory Board, to determine the further details of the implementation of the capital increase out of Authorized Capital I. The Supervisory Board is authorized to amend the Articles of Association after complete or partial implementation of the capital increase out of Authorized Capital I or after the expiry of the authorized period in accordance with the amount of the capital increase out of Authorized Capital I.

     c)   Article 4 (3) of the Articles of Association will read as follows:

          ,,The Management Board is authorized, in the period up to May 23, 2010, with the approval of the Supervisory Board, to increase, on one or more occasions, the capital of the corporation by up to a total of Euro 30,720,000.00 for cash by the issue of new non-voting bearer preference shares (Authorized Capital I). The number of shares must increase in the same proportion as the capital. The Management Board is further authorized, with the approval of the Supervisory Board, to decide on the exclusion of shareholders' pre-emption rights. Exclusion of pre-emption rights is admissible, however, only for fractional amounts. The new shares may also be taken up by financial institutions

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                                                                               3

          to be specified by the Management Board, with the obligation to offer them to the shareholders (indirect pre-emption rights). The Management Board is further authorized, with the approval of the Supervisory Board, to determine the further details of the implementation of the capital increase out of Authorized Capital I. The Supervisory Board is authorized to amend the Articles of Association after complete or partial implementation of the capital increase out of Authorized Capital I or after the expiry of the authorized period in accordance with the amount of the capital increase out of Authorized Capital I."

Reports of the Managing Board pursuant to Sec. 203 (2), 186 (4) second sentence
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of the Stock Corporation Act:
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The authorization to employ the previous Authorized Capital I will expire as per
May 29, 2005. By the consent to the resolution of the Ordinary General Meeting of Fresenius Medical Care AG adopted pursuant to Item 8 of the Agenda, the new Authorized Capital I is to be created in the same manner. The authorization is to be granted for the longest permissible statutory period (until May 23, 2010). The existing authorization for the Authorized Capital II is still running until May 22, 2006 and, therefore, must not be renewed.

As the case has already been, the new Authorized Capital I provides on principle for a subscription right of the shareholders in case of an increase in capital. An exclusion of the subscription right is only permitted for fractional amounts as to ensure a round issuing amount and a subscription ratio without fractional amounts. The shares excluded from the shareholders' pre-emption right as free fractions, will be realized to the best possible benefit of the corporation by sale on the stock exchange or in another manner. A capital increase may only be made against cash contribution.

The new Authorized Capital I should enable the Managing Board, with the consent of the Supervisory Board, to increase the capital up to a total amount of Euro 30,720,000.00 (which corresponds to 12,000,000 shares). Thus, together with the further on existing Authorized Capital II, capital increases up to a total amount of Euro 51,200,000.00 (which corresponds to 20,000,000 shares) are permissible by using the authorized capital.

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The subscription price will be determined in each case at the appropriate time so that, taking into account the respective situation, the interests of the shareholders and of the Company will be adequately protected.

                         -----------------------------


Those preference shareholders who deposit their shares, during normal business hours, no later than on Thursday, May 19, 2005, with the Corporation, or a Notary Public in the Federal Republic of Germany, or a securities clearing and deposit bank, or Dresdner Bank AG and its branches, until the close of the Special Meeting of Preference Shareholders will be entitled to attend the Special Meeting of Preference Shareholders.

In case of deposit with a German Notary Public or a securities clearing and deposit bank, we would like to ask you to submit the certificate to be issued by them to the cash office of the Corporation no later than on the first workday after the deadline for deposit, i.e. by Friday, May 20, 2005.

The shares will be deemed properly deposited if, with the consent of the depository, the shares are blocked in favor of such depository at a credit institution until the close of the Special Meeting of Preference Shareholders.

The preference shareholder may also exercise his voting right and/or his right of attendance at the Special Meeting of Preference Shareholders by a proxy, for example the depository bank, an association of shareholders or another person of his choice.

As a special service offered to the preference shareholder, the preference shareholder can authorize a proxy who will be announced by the Company before the Special Meeting of Preference Shareholders. If the preference shareholder would like to authorize the proxy announced by the Company, he needs an entrance card for the Special Meeting of Preference Shareholders. Proxies must be transmitted in text form. The necessary documents and information will be distributed to the preference shareholder together with the entrance card.

Each preference share will grant one (1) vote in the Special Meeting of Preference Shareholders.

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Counter proposals to a proposal of the Managing Board and Supervisory Board on a particular item on the agenda according to Sec. 138, 126 of the Stock
Corporation Act are to be made exclusively to:

       Fresenius Medical Care Aktiengesellschaft
       - Investor Relations-
       Else-Kroner-Strasse 1
       61352 Bad Homburg
       Telefax: 06172-609-2301
       e-mail: ir-fms@fmc-ag.com

Counter proposals received by the Company within two weeks before the date of the Special Meeting of Preference Shareholders will be made accessible to all preference shareholders on www.fmc-ag.com without delay. Applications sent to any other address will not be taken into account.

Hof a.d. Saale, April 2005

Fresenius Medical Care Aktiengesellschaft



The Managing Board

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            Notice to the American Depository Receipts (ADR-Holders)
            regarding the Special Meeting of Preference Shareholders
       - ISIN: US 3580292056 // Securities Identification Number 903 780 -


If holders of ADRs which represent preference shares intend to personally attend the Special Meeting of Preference Shareholders, they are asked to give the respective orders for the issuance of admission tickets via their depository banks to the U.S. correspondent banks. In order to guarantee observance of the deposit period pursuant to Art. 15 para. (1) of the Articles of Association, respective orders for the issuance of admission tickets must be received by the U.S. correspondent banks no later than May 10, 2005. Their depository banks must ensure that their orders will be passed on in a timely manner.

The admission tickets will be issued for shares. Since one ADR represents one third of a share, admission tickets for ADR-holders may be issued only for three
(3) ADRs or for integral multiples thereof. ADR-holders holding less than three
(3) ADRs will be admitted as guests upon request.

If and to the extent that the ADRs represent preference shares, the holders of ADRs may have the voting rights exercised in the Special Meeting of Preference Shareholders via their depository banks, by the Depository, the JPMorgan Chase Bank. The Depository will ensure that the voting rights will be exercised in accordance with the instructions given by the ADR-holders. The respective orders must be received by the U.S. correspondent banks on May 11, 2005. In this connection, it must be ensured that the ADRs for common shares will not be confused with the ADRs for preference shares.

Holders of ADRs which represent preference shares may exercise the voting right in the Special Meeting of Preference Shareholders also personally, but only for three (3) ADRs or for integral multiples thereof.

For the remaining fractions of ADRs representing preference shares, the voting right may only be exercised in the Special Meeting of Preference Shareholders via instructions given to the Depository.

The attention of the depository banks will be drawn to the publication in the "Wertpapiermitteilungen" [German Securities Business Journal], part 3, of April 16, 2005.



Hof a. d. Saale, April 2005



Fresenius Medical Care Aktiengesellschaft
The Managing Board